SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated September 1, 2006
VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)
VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1
EXHIBIT 99.2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)
Dated: September 1, 2006	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company Secretary

EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Form of Underwriting Agreement for Debt Securities in relation to Vodafone Group Public Limited Company’s Registration Statement No. 333-110941
99.2	Registration Statement on Form 8-A/A containing a description of Vodafone Group Public Limited Company’s ordinary shares and American Depositary Receipts